Exhibit 99.1

Audit Committee of Focus Media Reports
Results of First Display Count Survey

Focus Media Holding Limited (“Focus Media”) (Nasdaq: FMCN) today announced that its audit committee received the results of the first of two third-party, independent surveys on the number of displays in Focus Media’s LCD display network and its poster frame network. The survey was independently conducted by Ipsos Marketing Consulting Company (“Ipsos”) in December 2011. Ipsos is the world’s fifth largest market research company1. To conduct the survey, Ipsos used a Stratified Random Sampling methodology. According to Ipsos, based on the Sampling Distribution Theory, the actual audited display counts can be projected to reflect the total number of Focus Media’s displays with a +/- 1% sampling error at a 99% confidence level.

The survey results from Ipsos show that the number of displays in Focus Media’s LCD display network and poster frame network were 185,249 and 436,444 respectively (see Appendix I). The table below sets forth a summary of the survey results.

	The number of
	displays as of Sep.
	30, 2011 disclosed	The number of	Certified number of
	in the	displays as of Nov,	displays based on
	3rd	28, 2011 (1)	Ipsos survey
	quarter 2011	based on	—
	earnings release	Focus Media data	(Appendix I)

LCD display network
Focus Media LCD screens	116,026	121,495	121,410
Focus Media LCD 2.0 digital picture screens	32,478	33,320	33,297
Focus Media LCD 1.0 picture frame devices	29,878	30,542	30,542

Subtotal	178,382	185,357	185,249

Poster frame network
Framedia 2.0 digital picture screens	34,711	34,847	34,847
Framedia 1.0 picture frames	391,304	401,677	401,597

Subtotal	426,015	436,524	436,444

Total	604,397	621,881	621,693

Note: (1) The number of displays as of Nov. 28, 2011 is larger than the number of displays as of Sep. 30, 2011 because of network expansion.

A second random sampling survey of Focus Media’s LCD display and poster frame networks commissioned by the Audit Committee is currently being conducted by another reputable third-party survey firm. The results of that study will be disclosed in a subsequent press release after the results become available.

In addition, the Audit Committee also reported that it has engaged Ipsos to conduct an additional study that will take a full-count census of the number of displays in Focus Media’s LCD display network in order to further verify the numbers of displays disclosed by Focus Media. The results of the census will be released as soon as the study is completed.

[1]	The ranking is assessed by ESOMAR, a world association for market, social and opinion researchers, in terms of 2010 global research revenue. See: Global Market Research 2011, an ESOMAR Industry Report in cooperation with KPMG Advisory P48-49.

Appendix I

Ipsos Survey Results Summary

Focus Media’s Display Count for its LCD Display Network & Poster Frame Network Certified
with over 99.97% Accuracy

In December 2011, the Audit Committee of Focus Media Holding Limited commissioned Ipsos, an independent third-party research company, to conduct a survey of the number of displays in Focus Media’s LCD display network and poster frame network in order to check the accuracy of Focus Media’s display count data and the authenticity of Focus Media’s displays.

In this survey, Ipsos adopted the Stratified Random Sampling statistical technique in order to measure the actual number of displays in Focus Media’s LCD display network and poster frame network. Based on the Sampling Distribution Theory, the actual audited display counts can be projected to reflect the total number of Focus Media’s displays with a +/- 1% sampling error at a 99% confidence level.

In order to ensure the representativeness of the sample, various tiers of cities were selected from Eastern, Western, Southern, Northern and Central China. A proportional number of site locations and displays in these cities were selected for the survey based on the distribution of Focus Media’s displays nationwide. Random sampling was then used to select commercial and residential buildings in each city. A thorough count of all of Focus Media’s displays was undertaken in the sampled buildings.

The results of Ipsos’ survey of Focus Media’s displays are as follows£º

	Total Number of	Accuracy Rate of
	Displays According	Focus Media’s Display
	to Focus Media Data	Count	Certified Number of
	as of Nov.28, 2011	(%)(1)	Displays(2)

LCD Display Network (Total)	185,357	99.94%	185,249

Focus Media LCD screens	121,495	99.93%	121,410

Focus Media LCD 2.0 digital picture screens	33,320	99.93%	33,297

Focus Media LCD 1.0 picture frame devices	30,542	100.00%	30,542

Poster Frame Network (Total)	436,524	99.98%	436,444

Framedia 2.0 digital picture screens	34,847	100.00%	34,847

Framedia 1.0 picture frames	401,677	99.98%	401,597

Note:
(1) The percentages are rounded to two decimal places.
(2) Certified Number of Displays = Total Number of Displays According to Focus Media Data x Accuracy Rate of Focus Media’s Display Count

Ipsos was founded in Paris in 1975, and became listed in Paris (currently as the European Stock Exchange) in 1999. As of 2010, Ipsos has offices in 67 countries worldwide and has business conducted in more than 100 countries. It is the second-largest research firm in the customized market research sector globally. In the U.S., Ipsos is ranked fifth in the market research sector and third in the media research category. Ipsos entered China in 2000 and has been the industry leader in China since 2008.
Appendix I (continued)

The result of this survey is the work product of Marketing Unit under the service brand “Ipsos”. This survey was conducted solely by the Marketing Unit under the service brand “Ipsos” and is independent from and not influenced by any other survey, research outcome or study on the same subject matter, whether it is conducted by other research teams within Ipsos group or by other market research institutes.